

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 1, 2016

Dennis Leatherby
Chief Financial Officer
Tyson Foods, Inc.
2200 West Don Tyson Parkway
Springdale, Arkansas 72762

> **Re: Tyson Foods, Inc.**
> **Form 10-K for Fiscal Year Ended October 3, 2015**
> **Filed November 23, 2015**
> **File No. 001-14704**

Dear Mr. Leatherby:

We have reviewed your March 18, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 3, 2015

Financial Statements

Notes to Consolidated Financial Statements

Note 17: Segment Reporting, page 80

1. We note your response to prior comment 1 and request the following additional information:
    - With regard to the weekly margin reports referenced in your response to prior comment 1, please clarify the business units for which this report is prepared and tell us how these units relate to your operating segments. Your response should include the person(s) responsible for each such business unit including name and title.
    - We note that within the Prepared Foods segment, there are both Retail and Foodservice operations. In this regard, please tell us whether discrete financial information is available for each of the Retail and Foodservice sections of the

Prepared Foods segment and if so, tell us who reviews the information. Please include whether such information is also provided to the CODM in your response.

- With regard to your President, North American Operations, Donnie King, please tell us the types of operating decisions he is required to make given that multiple segment managers report to him. Your response should include the types of financial information and reports he reviews in connection with his role as President of North American Operations and how it differs from reports provided to and decisions made by the CODM, Donnie Smith.

We may have further comment upon receipt of your response.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Lyn Shenk for

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure